UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On April 7, 2020, Itaú Corpbanca issued a press release announcing that it will release its results for the first quarter ended March 31, 2020, before the market opens in Santiago and in New York on Thursday, April 30, 2020, and inviting investors to join a conference call regarding the results on Monday, May 4, 2020. The press release is attached hereto as Exhibit 99.1.

On April 8, 2020, Itaú Corpbanca issued a press release announcing that it will host a webcast presentation on Monday, April 13, 2020, at 11:00 A.M. Santiago time (11:00 A.M. ET), for an update on the measures being implemented in order to adapt its operations and to support its employees, customers and society during the COVID-19 pandemic. The press release is attached hereto as Exhibit 99.2.

On April 9, 2020, Itaú Corpbanca published on its website its results as of and for the three-month period ended March 31, 2020 and 2019, which are attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: April 13, 2020.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated April 7, 2020.

99.2	Press release dated April 8, 2020.

99.3	Itaú Corpbanca’s results as of and for the three-month period ended March 31, 2020 and 2019.